UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38748

MOGU Inc.

Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On May 28, 2020, Ms. Huiqing Wang has been promoted to be the financial controller of MOGU Inc., (the “Company”) effective immediately. Ms. Huiqing Wang joined the Company in December 2015, and has been the Company’s head of financial reporting since August 2017. Prior to joining the Company, Ms. Huiqing Wang worked at PricewaterhouseCoopers LLP in U.S. and PricewaterhouseCoopers Zhong Tian LLP in China, with her last position held as an audit manager at PricewaterhouseCoopers Zhong Tian LLP. Ms. Huiqing Wang received her bachelor’s degree in accounting from Dongbei University of Finance and Economics in 2005 and is a member of Chinese Institute of Certified Public Accountants (CICPA) and American Institute of Certified Public Accountants (AICPA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By :	/s/ Qi Chen
Name :	Qi Chen
Title :	Chairman and Chief Executive Officer

Date: May 29, 2020